UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 11)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on June 26, 2006, as previously amended by Amendment No. 1 through Amendment No. 10, (as amended, the “Statement”) relating to the tender offer (the “Canadian Oil Sands Offer") by 1212707 Alberta Ltd. (the "Canadian Oil Sands Offeror”), a wholly owned subsidiary of Canadian Oil Sands Limited (“Canadian Oil Sands”), described in a Tender Offer Statement on Schedule TO initially filed by the Canadian Oil Sands Offeror with the Commission on June 26, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 3. Past Contacts
     Item 3 is hereby amended and supplemented by adding thereto:
     The Corporation has entered into an amendment, dated August 7, 2006, (the “Third Amendment”) to the Pre-Acquisition Agreement, dated June 18, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern (collectively the “Parties to the Pre-Acquisition Agreement”). In the Third Amendment, the Parties to the Pre-Acquisition Agreement agreed to reduce the minimum tender condition in the Canadian Oil Sands Offer to 50.01 percent of the outstanding Common Shares of Canada Southern. A copy of the Third Amendment is attached hereto as Exhibit (e)(6) and is hereby incorporated herein by reference.
Item 4. The Solicitation or Recommendation
     Item 4 is hereby amended and supplemented by adding thereto:
     In an August 7, 2006 press release, Canada Southern reiterated its recommendation that the Corporation’s shareholders accept the Canadian Oil Sands Offer. A copy of the Corporation’s August 7, 2006 press release was filed with the Commission as Exhibit (a)(13) to this Schedule 14D-9 and is hereby incorporated herein by reference.
     On August 8, 2006, Canada Southern mailed a letter to its shareholders in which it reiterated its recommendation that the Corporation’s shareholders accept the Canadian Oil Sands Offer. A copy of the Corporation’s August 8, 2006 letter is attached hereto as Exhibit(a)(14) and is hereby incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals
     Item 7 is hereby amended and supplemented by adding thereto:
     The disclosure set forth in Item 3 above is hereby incorporated into this Item 7 by reference.
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding thereto:
(e)(6)	Third Amendment to Pre-Acquisition Agreement dated August 7, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern.
(a)(14)	Letter to Shareholders dated August 8, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: August 8, 2006

INDEX TO EXHIBITS

Exhibit No.	Document

(e)(6)	Third Amendment to Pre-Acquisition Agreement dated August 7, 2006, by and among Canadian Oil Sands Limited, 1212707 Alberta Ltd. and Canada Southern
(a)(14)	Letter to Shareholders dated August 8, 2006.